Glencar mining plc

71 Lower Baggot Street, Dublin 2, Ireland
Tel: 353 1 661 9974, Fax: 353 1 661 1205, e-mail: info@glencarmining.ie

03 JUL 10 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3-6
450 Fifth Avenue
Washington D.C.
USA


03024439

SUPPL

2 July 2003

File reference ~~82-1412~~ 82-1421

Dear Sirs,

I note from your webpage that Glencar Mining plc is not included in your most recently published list of companies with a 12(g) 3.2 (b) exemption. I understand from our representative in Bank of New York that there was some question of non filing relating to 1999. My file shows continuous filing of all company releases and documents since 1986. However, if I have inadvertently omitted to file a particular document, I would be grateful if you could so advise me and inform me as to how I should rectify the position.

Yours faithfully,

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Hugh McCullough

c.c. Mr. Robert Mangone, Fox, Horan & Camerini.

dlw 7/11